Exhibit 4.21

Lease Agreement

Lessor: (Party A):

ID number: [          ]

Leasee: (Party B): Hangzhou Longyun Network Technology

In accordance with relevant Chinese laws, rules and regulations, Party A and Party B have reached an agreement through friendly consultation to conclude the following contract which is about Party A shall lease the legally owned house to Party B for usage.

1.	Basic Condition for the House

1)	Party A leases its legally owned house to Party B for use which locates in Room 1803, Yintai Guoji Building, Keji Guan Road, Binjiang District, Hangzhou City, Zhejiang Province, China.

2)	The total floor area of the house that Party A leases to Party B of the Building area is 288 ㎡ in Total.

3)	The decoration and facilities of the house: office decoration.

2.	Rental Usage

1)	Party B promises Party A to lease the house for office use.

2)	During the lease term, Party A shall cooperate with the information required to provide Party B with the business license and other relevant documents.

3.	The Term of Lease

1)	The lease period of the house is from July 4, 2020 to July 3, 2022.

2)	The rent-free period is from June 24, 2020 to July 3, 2020, a total of 10 days

4.	Delivery Date

Party A will deliver the above-mentioned houses to Party B for use on June 16, 2020.

5.	Rent and Payment Method

1)	The rent for the first year of the house totals RMB 241,776.00, capitalized: two hundred and four million yuan, one thousand seven hundred and seventeen yuan, and the rent is increasing by 5% year by year. The details are as follows; the total rent for the second year is RMB 25,3864.8, capitalized: Twenty-five thousand three thousand three hundred and sixty-five hundred and four hundred and four yuan. The rent does not include the lease tax. If the lease tax needs to be paid, it will be borne by Party B.

2)	Party A provides Party B with an underground parking space with the parking space number C3310 and the monthly rent is 500 yuan/month.

3)	The payment method of house rent and parking space rent is for every six month. The first installment of rent shall be paid before July 4, 2020, and the subsequent rents shall be paid within 30 days before the due date. The specific payment is as follows:

A.	Phase 1: Payment of rent (including parking space rent) before July 4, 2020, totaling RMB 12,388,8.00, capitalized: one hundred twenty thousand three thousand five hundred thousand yuan;

B.	The second period: the rent paid before January 4, 2020 (including the parking space rent) is RMB 12,3888.00, capitalized: one hundred twenty thousand three thousand five hundred thousand yuan;

C.	The third phase: The rent (including the parking space rent) to be paid before July 4, 2021 is RMB 12,9932.4, capitalized: one hundred twenty thousand nine hundred nine hundred thirty two yuan four corners;

D.	Phase 4: Payment of rent (including parking space rent) before January 4, 2021 totals RMB 12,9932.4, capitalized: one ten twenty thousand nine thousand nine hundred thirty two yuan four corners;

4)	Party A's designated receiving account:

Account Name: [            ]

Account Bank: [            ]

Account number: [            ]

Alipay account number: [            ]

6.	Other Expenses

1)	The property management fee, energy consumption fee, water fee, electricity fee, TV fee, broadband fee and other related expenses incurred during the lease term shall be borne by Party B and paid by Party B to relevant departments.

2)	Party B shall pay Party A a total of 40296.00 yuan, two hundred and twenty thousand yuan in capitals, as the rental deposit for the house before July 4, 2020. Party A will issue a rental deposit receipt to Party B after receiving the payment. After the lease expires and the various expenses are settled, Party A shall return the deposit to Party B in full and interest-free within three days after settlement. If Party B fails to settle the water, electricity, and property management fees as required, Party A has the right to refuse to refund The deposit will be refunded after Party B has settled it by Party A.

7.	Responsibilities for house repairs

1)	During the lease term, Party A shall ensure the safe use of the rented house and ensure that Party B can use the rented house in a normal and unimpeded manner. Any third party shall not claim rights to Party B against the lease of the rented house. Party B shall take good care of and reasonably use the rented house and its auxiliary facilities. If Party B damages the house or facilities due to improper use, Party B shall immediately be responsible for repairing or providing financial compensation.

2)	In addition to the decorations and facilities in the house, Party B can renovate according to its own needs. If Party B renovates by itself, it shall go through the declaration formalities with the relevant departments in accordance with the regulations. The relevant formalities must be completed before it can proceed. Provide unconditional cooperation. Upon expiration of the lease term, if Party B keeps the decoration at Party A’s request, Party A shall pay Party B the relevant expenses according to the depreciation of the decoration; Party B shall not damage the structure of the house when it dismantles the added equipment, and it shall be accepted and approved before going through the lease cancellation procedures.

3)	Except as agreed by both parties in this contract or otherwise, Party A is responsible for the maintenance of the house. If Party A fails to make repairs within 7 days after Party B’s notification, Party B has the right to entrust a third party to perform repairs on its own. The maintenance costs incurred shall be borne by Party A, and the above costs can be directly deducted from the rent paid to Party A.

4)	Party A shall notify Party B in writing 7 days in advance when repairing the house and its ancillary facilities, and Party B shall actively assist and cooperate. Party B shall be responsible for the consequences arising from Party B’s obstruction of the house owner’s maintenance; however, Party A’s maintenance work shall not affect Party B’s normal business operations, or Party B has the right to refuse.

5)	If the house is damaged or Party B loses due to force majeure, the two parties shall not be liable for each other.

6)	Party A promises that the leased house delivered to Party B meets the conditions for normal use, and the current situation of the house meets the acceptance and use standards of fire protection and sanitation. If Party A does not meet the requirements of relevant laws and regulations when it is delivered, Party A shall bear the responsibility Responsibility for rectification, repair, and compensation for all consequences caused by this, including but not limited to administrative penalties, Party B’s losses, etc.

8.	Change and release

1)	Party A or Party B can change or terminate this contract after mutual agreement due to special reasons. Supplementary clauses can be concluded after mutual agreement by both parties. However, the supplementary clauses shall comply with the state and this Municipality's relevant housing lease management regulations.

2)	Due to circumstances beyond the reach of Party A, the normal operation of the house facilities, or the normal supply of water or electricity, etc., is interrupted, and the interruption period exceeds 15 days at a time. If Party B believes that it seriously affects the normal use of the house, it has the right to cancel this contract.

3)	If the performance of this contract cannot be continued or it is difficult to perform due to force majeure, the two parties may decide whether to terminate the contract, or partially exempt the performance of this contract, or postpone the performance of this contract.

4)	During the lease period, the house has been approved by the relevant municipal or district (county) government departments for relocation, or the real estate rights have been restricted by judicial or administrative agencies in accordance with the law, or other circumstances that are not party A’s responsibility forbidden by laws and regulations occur. During the lease period, if the house is approved by the government for relocation, the compensation for decoration, suspension of business, and demolition compensation for the leased house shall belong to Party B.

5)	After the performance of this contract more than 12 months, if Party A requests to terminate the lease contract in advance, Party A shall notify Party B in writing 2 months in advance and give Party B no less than 15 days to clear the withdrawal period before the contract can be cancelled and the house can be recovered. And refund Party B’s rental deposit and rent during the period of rent paid but not yet used, without being liable for breach of contract.

6)	If Party B needs to withdraw the rent in advance after the performance of this contract for more than 12 months, it shall notify Party A in writing 2 months in advance, and request Party A to refund the rent deposit and the rent during the period of rent paid but not yet used. Liability for breach of contract.

9.	Party A’s liability for breach of contract

1)	If Party A fails to deliver the house for use by Party B within the time specified in this contract, Party A shall pay Party B a penalty of two times the daily rent for every day overdue.

2)	During the lease term, if Party A terminates this contract without authorization and takes back the house ahead of time, if Party B has done renovations, Party A shall also compensate Party B for the renovation costs.

3)	During the lease term, if there is a dispute between the ownership status or use of the leased house and a third party (including relevant institutions or units, individuals) and affects Party B's use, Party B has the right to handle it after coordination by Party A. Termination of this agreement (the date of termination of this agreement is the date when Party B’s written notice of termination of this agreement is served to Party A), and it is deemed that Party A unilaterally terminates this agreement, and Party A shall refund Party B’s deposit and the period of the rent paid but not yet used And pay Party B a penalty of 2 times the monthly rent.

4)	During the lease term, after Party B’s notice, the house will have fixed installations and equipment such as roof, main structure, floor (if any), drainage pipes (if any), gas pipes (if any), cables (if any), etc. Party B has the right to terminate this agreement (the date of termination of this agreement is the date when Party B’s written notice of termination of this agreement is sent to Party A), and it shall be deemed as Party A. To unilaterally terminate this agreement, Party A shall return Party B’s deposit and the rent during the period of rent paid but not yet used, and pay Party B a liquidated damages at twice the monthly rent.

5)	During the lease period, if Party B cannot continue to use all the houses or cannot use all the houses for 30 days due to other reasons of Party A, then Party B has the right to terminate this agreement (the date of termination of this agreement is Party B’s written notice to terminate this agreement) Party A shall be deemed as the unilateral termination of this agreement by Party A. Party A shall refund Party B’s deposit and the rent during the period of rent paid but not yet used, and shall pay Party B a liquidated damages twice the monthly rent.

10.	Party B’s liability for breach of contract

During the lease term, if Party B commits one of the following acts, Party A has the right to terminate this contract and take back the house. Party B shall pay Party A a liquidated damages at twice the monthly rent.

1)	If Party B fails to change the structure of the house or damages the house in accordance with the regulations of the relevant department, and Party A has notified in writing, it has not corrected it within the time limit.

2)	Unauthorized change of the lease purpose specified in this contract, or use the house for illegal activities.

3)	The rent is in arrears for more than 7 days.

4)	The first rent is not paid in accordance with the time agreed in the contract.

5)	Other liability for breach of contract

A.	During the lease term, if Party B is late in paying water, electricity, property management fees and other expenses for more than one month, Party A has the right to stop the supply or use, and all consequences arising therefrom shall be borne by Party B.

B.	Upon expiration of the lease, if Party B is overdue to return it, Party A shall pay Party A a penalty of two times the original daily rent for every day overdue. If Party A suffers losses, Party B shall also compensate.

11.	Termination of the agreement

1)	At the expiration of the lease term, Party A has the right to take back all the leased houses, and Party B should return it as scheduled.

2)	If Party B requests to renew the lease, it must submit a written intention to Party A within two months before the expiration of the lease. If Party A continues to lease, under the same conditions, Party B has the priority to lease and re-sign the lease contract.

3)	If Party B does not renew the lease, Party A can accompany the person who wants to rent the property into the property for inspection within one month before the expiration of the lease term, without affecting the normal operation of Party B and obtaining Party B's consent.

4)	Party B shall move out the registered company within 30 days after the expiry date of the contract. If the registered company of Party B cannot move out after the expiration of the house, Party A shall pay Party A a penalty of one time of the original daily rent for every day overdue In case of losses, Party B shall also compensate.

12.	Disputes between parties A and B during the performance of this contract shall be resolved through negotiation. If the negotiation fails, either party may file a lawsuit with the people's court where the house is located.

13.	This contract and its attachments are in two copies, with each party holding one copy.

14.	Other agreements

1)	1. For the existing office decoration and office furniture in the room (see attachment for details), Party A shall provide the above-mentioned office furniture to Party B for free use. When Party B withdraws the lease, it must return it to Party A. If there is any damage, Party B shall compensate at the price, except for normal wear and tear;

2)	2. Party A provides Party B with a registered address: [ ]

Manager of Lessor (Party A):

Signing date: June 23, 2020

Lessee (Party B): Hangzhou Longyun Technology Company

Signing date: June 23, 2020